Margo Caribe, Inc.

2001 ANNUAL REPORT

MARGO CARIBE, INC. AND SUBSIDIARIES

2001 ANNUAL REPORT

MARGO CARIBE, INC.

2001 ANNUAL REPORT SHAREHOLDERS

TABLE OF CONTENTS

April 19, 2002

TO OUR SHAREHOLDERS

The year 2001 was marked by dramatic events that tested not only individuals but also businesses across all industry segments. Notwithstanding that uncertain context, we focused our strategies on consolidating Margo's foundation for growth for the next years.

In these difficult market conditions, Margo Caribe, Inc. delivered solid financial performance. The margins obtained in each of our business lines exceeded expectations in spite of the macroeconomic conditions that led to an economic slowdown and its inevitable effect on consumer spending. Your Company concentrated its efforts on strengthening distribution, improving the efficiency of operational processes, diversifying sources of income, and consolidating the brand names under which we operate.

We look to the year 2002 with optimism as a year of challenges and opportunities. The challenges are imposed by a more aggressive competition, a consolidation of the retail business segment, and the continuing economic uncertainty. Our response has been to view each of these challenges as an opportunity to innovate, create, and achieve results. Along this line, we restructured our sales and marketing organization with a special emphasis on our client base and designated specific resources to meet their needs. In addition, we intensified efforts that will allow us to obtain the construction permits for our first housing development in Puerto Rico, a business line that offers promising returns and that will allow us to further diversify our sources of income.

We are very attentive to the development of alliances, joint ventures, or strategic partnerships that will facilitate the diversification of our business lines. Following this tenet, we have obtained the exclusive distribution rights for Empresas Vassallo's garden goods line, a Puerto Rican company of great prestige and tradition. The addition of this new line of goods will further diversify the product lines we can offer our clients. Your Company is also exploring opportunities to enter the sod business which would complement our live goods line.

All of these initiatives are directed to achieving our objective of consolidating our leadership position in the ornamentals and hard goods industry in Puerto Rico, strengthening our business lines with growth potential, and analyzing the feasibility of new business opportunities within a strict context of risk and profitability.

The result of this effort should materialize into increased sales, profitability, and the creation of value for you, our stockholders. In closing I would like to express my appreciation to Margo's Board of Directors which has been instrumental in providing the strategic guidance behind to our forward-looking initiatives. This direction, the commitment of your Company's management team and the efforts of our dedicated employees will provide the basis for facing the challenges and opportunities of year 2002.

Sincerely,

J. Fernando Rodríguez
President

MARGO CARIBE, INC. AND SUBSIDIARIES

THE COMPANY

Margo Caribe, Inc. and its subsidiaries (collectively, the "Company") are in the business of growing, distributing and installing tropical plants, trees and palms. The Company produces various types of palms, flowering and ornamental plants, trees, shrubs and ground covers. The Company's operations are currently located at two nursery farms located in the Commonwealth of Puerto Rico, the Company's only place of business.

The Company is also engaged in the manufacturing and distribution of its own line ("Rain Forest") of planting media and aggregates, the distribution of various lines of lawn and garden products, and also provides landscaping design and installation services.

The Company's has also established a real estate development division that is currently in the process of permitting and designing an affordable housing project in the Municipality of Arecibo, Puerto Rico.

PRINCIPAL OPERATIONS

During 2001 and 2000, the Company conducted operations in the Commonwealth of Puerto Rico ("Puerto Rico"). These operations are described below.

The Company's operations are conducted at a 92 acre nursery farm in Vega Alta, Puerto Rico, approximately 25 miles west of San Juan, and a 13 acre nursery in the Municipality of Barranquitas, Puerto Rico. The 92 acre farm is leased from Michael J. Spector and Margaret D. Spector, who are directors, officers and principal shareholders of the Company. The 13 acre facility in the Municipality of Barranquitas is leased from Cali Orchids, Inc., an unrelated third party.

The Company's operations in Puerto Rico include Margo Caribe, Inc. (the holding company), Margo Nursery Farms, Inc. ("Nursery Farms"), Margo Flora, Inc. ("Margo Flora"), Margo Landscaping & Design, Inc. ("Landscaping"), Margo Garden Products, Inc. ("Garden Products"), Rain Forest Products Group, Inc. ("Rain Forest"), Margo Development Corporation ("Margo Development"), and Garrochales Construction and Development Corporation ("Garrochales Construction"), all Puerto Rico corporations.

Nursery Farms, which operates under the trade name of Margo Farms del Caribe, is engaged in the production and distribution of tropical and flowering plants. Its products are primarily utilized for the interior and exterior landscaping of office buildings, shopping malls, hotels and other commercial sites, as well as private residences. In Vega Alta, Nursery Farms produces various types of palms, flowering and ornamental plants, trees, shrubs, bedding plants and ground covers. In Barranquitas, Nursery Farms (operating as Margo Flora) produces orchids, bromeliads, anthuriums, spathiphylum, poincettias and other interior potted plants. Its customers include wholesalers, retailers, chain stores and landscapers primarily located in Puerto Rico and the Caribbean.

As a bona fide agricultural enterprise, both Nursery Farms and Margo Flora enjoy a 90% tax exemption under Puerto Rico law from income derived from its nursery business in Puerto Rico.

Landscaping provides landscaping, maintenance and design services to commercial, industrial and residential customers in Puerto Rico and the Caribbean.

Garden Products is engaged in sales of lawn and garden products, including plastic and terracotta pottery, planting media (soil, peat moss, etc.) and mulch. Among the various lawn and garden product lines it distributes, Garden Products is the exclusive distributor of Sunniland Corporation's fertilizer and pesticide products, Colorite garden hoses, Greenes Fence Company, Fiskars Consumer Product Division, State Line Bark & Mulch, L.R. Nelson Consumer Products, Tel-Com decorative pottery, Crysalia plastic pottery, and DEROMA Italian terracotta pottery for Puerto Rico and the Caribbean. Garden Products also markets and merchandises Ortho and Round-up brand products for the Scotts Company at all Home Depot stores operating in Puerto Rico.

Rain Forest is engaged in the manufacturing of potting soils, mulch, professional growing mixes, river rock, gravel and related aggregates. Rain Forest's products are marketed by Garden Products. The Company enjoys a 90% tax exemption grant from the Government of Puerto Rico for the income derived from Rain Forest's manufacturing operations.

Margo Development Corporation and Garrochales Construction and Development Corporation are presently engaged in obtaining development permits on a new site for the development of a residential housing project in the Municipality of Arecibo, Puerto Rico.

Production

The Company's plants are propagated by using cuttings, plugs, liners, seedlings, air layers, seeds and tissue cultures. Cuttings are obtained from the Company's own stock plants and from other nurseries for grow-out at the Company's facilities. The newly planted cuttings take from two months to five years to mature into finished products, depending on the variety. Bedding plants and annuals take from four to eight weeks to mature.

The Company's products are either field grown or container grown, depending on the variety of plants and where they are grown. Most of these products start out in small pots and are "stepped up" to larger pot sizes over time. The Company produces both field and container grown material, as well as flowering, bedding plants and hanging baskets.

Marketing

The Company's marketing efforts are primarily directed at customers throughout Puerto Rico and the Caribbean.

The principal customers of the Company are wholesalers, mass merchandisers, chain stores, retailers, garden centers, hotels, landscapers, government projects and commercial businesses located in Puerto Rico and the Caribbean. The Company targets construction and government projects which require extensive landscaping. In addition, Landscaping provides landscaping design, installation and maintenance services which complement the sales function. For large retailers in Puerto Rico (such as The Home Depot, Wal*Mart Stores, Sam's Club, Kmart and Costco Wholesale), the Company develops promotional programs which include deliveries to customer outlets and special pricing based on volume.

During 2001, 2000 and 1999, the Company's two largest customers accounted for approximately 35%, 30% and 26% of the Company's net sales, respectively. The first customer (The Home Depot) accounted for 24% in 2001, 17% in 2000 and 14% in 1999, and the second customer (Wal*Mart Stores) accounted for 11% in 2001, 13% in 2000 and 12% in 1999 of the Company's net sales.

The Company does not have any significant long-term (over one year) delivery contracts with customers, including landscaping contracts.

Financial Information Relating to Industry Segments

The Company has three reportable segments identified by line of business: the production and marketing of tropical and flowering plants, the sale of related lawn and garden products and the provision of landscaping services. The following table sets forth sales for industry segments for the years ended December 31, 2001, 2000 and 1999. The information is provided after the elimination of intercompany transactions.

	2001	2000	1999
		(Amounts in 000's)	
Plants	$ 3,786	$ 3,827	$ 3,781
Lawn and garden products	2,845	2,104	1,120
Landscaping	2,554	2,372	1,300
	$ 9,185	$ 8,303	$ 6,201

Certain financial information concerning industry segments is set forth in "Management's Discussion and Analysis of Results of Operations and Financial Condition" and in Note 20 to the Company's Consolidated Financial Statements.

MARGO CARIBE, INC. AND SUBSIDIARIES

SELECTED FINANCIAL INFORMATION

The following table sets forth certain selected consolidated financial data for Margo Caribe, Inc. on a historical basis, for each of the five years ended December 31, 2001. This selected data should be read in conjunction with Management'' Discussion and Analysis of Results of Operations and Financial Condition and the Company's Consolidated Financial Statements.

	Years Ended December 31,				
Earnings Statement Data:	**2001**	**2000**	**1999**	**1998**	**1997**
Net sales	$9,184,621	$ 8,302,810	$ 6,201,233	$5,349,244	$ 6,548,912
Gross profit	3,389,274	2,134,463	2,230,111	1,726,173	1,365,335
Selling, general and administrative expenses	3,021,016	2,583,012	2,395,350	2,122,976	2,604,106
Income (loss) from operations	368,258	(448,549)	(165,239)	(396,803)	(1,238,771)
Net income (loss)	338,443	(1,022,733)	(127,867)	(1,112,837)	(750,534)
Net income (loss) per common share – basic and diluted	$0.18	($0.54)	($0.07)	($0.59)	($0.40)
Weighted average number of common shares outstanding	1,882,877	1,881,440	1,875,322	1,878,655	1,895,322
Balance Sheet Data:					
Working capital	$3,348,454	$ 2,290,314	$ 4,306,446	$ 3,396,453	$ 4,151,894
Total assets	9,009,021	9,375,396	8,916,981	7,990,208	8,952,088
Long-term debt (excluding current portion)	307,528	239,482	338,597	85,880	252,883
Stockholders' equity	5,579,581	5,238,888	6,241,776	6,369,643	7,529,980

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

MOST SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting policies are in conformity with accounting principles generally accepted in the United States of America and have been consistently applied as of and for the years ended December 31, 2001, 2000 and 1999. The most significant accounting policies are detailed below. For additional accounting policies, see "Note 1 – Business and Summary of Significant Accounting Policies", to the accompanying audited consolidated financial statements.

Revenue recognition - the Company recognizes sales of plants and lawn and garden products upon shipment from its facilities to customers. Revenues from sales of landscaping services are recognized as plants are installed at the customers' facilities.

Accounts receivable – are recorded at net realizable value. The Company provides an allowance for the collection of doubtful accounts in an amount that management believes is adequate to absorb estimated losses on existing accounts receivable that are estimated (or identified) to be uncollectible based on evaluations of collectibility and prior credit experience.

Inventory – inventory of plants includes the cost of seeds, cuttings, pots, soil, and an allocation of chemicals, fertilizers, direct labor and overhead costs such as depreciation and rent, among others. Inventory of plants are stated at the lower of cost (first-in, first-out) or market. Inventory of lawn and garden products are stated at the lower of average cost or market.

OVERVIEW

The Company continued to experience sales growth during 2001, despite a slowing local and U.S. economy. This growth was obtained through the addition of new products and increasing the customer base in Puerto Rico and the Caribbean.

For the year ended December 31, 2001, the Company had consolidated net income of approximately $338,000, compared to net losses of $1,023,000 and $128,000 in 2000 and 1999, respectively. These amounts represent a consolidated net income (loss) per common share of $.18, ($0.54) and ($.07) for 2001, 2000 and 1999, respectively.

The Company's increase in net income for the year ended December 31, 2001 was due to increases in sales and higher gross profits, which were offset, in part, by an increase in selling general and administrative expenses, resulting in income from operations of approximately $368,000.

The Company's net loss for the year ended December 31, 2000 was principally due to the write off of unsalable inventory to cost of sales, with an approximate net carrying amount of $439,000, resulting in a loss from operations of approximately $449,000. This loss from operations was further increased by non-recurring expenses related to the termination of a proposed merger of approximately $553,000, charged as other expenses.

The Company's net loss for the year ended December 31, 1999, was due to an operating loss of approximately $165,000, which was offset by other income of $37,000. The operating loss for the year ended December 31, 1999 was principally due to an increase in selling, general and administrative expenses incurred during that year.

The Company believes that it currently maintains adequate insurance coverage for its facilities and equipment. However, as of March 25, 2002, the Company had been unable to obtain adequate crop insurance coverage at a reasonable cost for its inventories nor business interruption coverage for its operations. The Company intends to continue to seek to obtain crop insurance and business interruption insurance coverage at reasonable rates. However, the Company has been unsuccessful in obtaining such insurance coverages during the past five years and no assurance can be given that the Company will be successful in obtaining such coverages in the foreseeable future.

RESULTS OF OPERATIONS

Sales

Consolidated net sales for the year ended December 31, 2001 were approximately $9,185,000, representing an increase of 11% over sales of $8,303,000 in 2000. This increase in sales was principally due to a 35% increase in sales of lawn and garden products ($741,000), and an 8% increase in revenues from landscaping services ($182,000). Sales of plant material decreased by $41,000. Increase in sales of lawn and garden products was spread among retail chain stores. Increase in revenues from landscaping services was due to increased project volume, specifically during the fourth quarter of 2001.

Consolidated net sales for the year ended December 31, 2000 were approximately $8,303,000, representing an increase of 34% over sales of $6,201,000 in 1999. The increase in sales for 2000 was principally due to an increase in revenues from the volume of landscaping services ($1,072,000), and an increase in sales of lawn and garden products ($984,000) to retail chain stores such as The Home Depot, Wal*Mart and Sam's Club, Costco Wholesale and Kmart, with Rain Forest products representing the major increase. Sales of plant material only increased marginally during 2000.

Gross Profits

The following table sets forth certain information regarding the Company's costs and expenses as a percentage of net sales.

	Years ended December 31,		
	2001	2000	1999
Net sales	100.0%	100.0%	100.0%
Cost of sales	63.1	74.3	64.0
Gross profit	36.9	25.7	36.0
Selling, general and administrative expenses	32.9	31.1	38.6
Income (loss) from operations	4.0	(5.4)	(2.6)
Interest income (expense), net	(0.5)	(.4)	.9
Other income (expenses), net	0.3	(6.5)	(.4)
Income (loss) before income tax provision	3.8	(12.3)	(2.1)
Income tax provision	-	-	-
Net income (loss)	3.8	(12.3)	(2.1)

The table above reflects that consolidated gross profits as a percentage of net sales were approximately 37%, 26%, and 36%, for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company's consolidated gross profit for the year ended December 31, 2001 was 37% compared to 26% in 2000, representing an overall increase of 11%. The increase in gross profit was spread among all business segments. Gross profit from sales of plant material during 2001 was approximately 38% compared to 25% in 2000. This increase was due to a higher volume of sales (although overall sales of plant material remained comparable) of certain varieties of plants with higher gross profit, and the fact that during 2001, there were significantly less charges to cost of sales from both the maintenance and write-off of unsalable inventory, as experienced in 2000. Gross profit from sales of lawn and garden products during 2001 was approximately 41% compared to 31% in 2000. This increase was also due to a higher volume of sales of products with higher gross profit, and the fact that during 2001 there were no write-offs of unsalable inventory as experienced in 2000. Gross profit on revenues from landscaping services was approximately 31% in 2001 compared to 22% in 2000. This increase was the result of improved performance in project management and execution during 2001.

The Company's consolidated gross profit for the year ended December 31, 2000 was 26% compared to 36% for 1999, representing an overall decrease of 10%. This decrease in gross profit was spread among all business segments. Gross profit from sales of plant material during 2000 was approximately 25% compared to 37% in 1999. This decrease resulted from significant charges to cost of sales during the year from storage and maintenance of unsalable inventory, as well as a year-end write-off of unsalable inventory with a net carrying amount of approximately

$283,000 charged to cost of sales. Gross profit from sales of lawn and garden products during 2000 was approximately 31% compared to 38% for 1999. This decrease was also due to a year-end write-off of unsalable inventory of approximately $156,000. Gross profit from landscaping services also decreased in 2000 to approximately 22% from 25% in 1999. This 3% decrease in gross profit during 2000 was due to a low gross profit from a project which accounted for 26% of landscaping revenues for 2000.

Selling, General and Administrative Expenses

The Company's selling, general and administrative expenses ("SG&A") for 2001 were approximately $3,021,000 compared to $2,583,000 in 2000, representing an increase of 17% in dollar terms, and an increase of 2% as a percentage of sales. The increase in SG&A (in dollar terms) was the result of increases in shipping and general and administrative expenses and were experienced evenly throughout the year. Increase in shipping expenses resulted from increased volume, specifically in sales of lawn and garden products; however, they remained comparable as a percentage of sales. Increase in general and administrative expenses was principally in compensation, as a result of the hiring of a new chief operating officer for the Company.

The Company's SG&A for 2000 were approximately $2,583,000 compared to $2,395,000 in 1999, representing an increase of 8% in dollar terms, and a decrease of 8% as a percentage of sales. The increase in SG&A (in dollar terms) for 2000 was due to increases in shipping, selling and landscaping costs and expenses, principally from increased sales volume in lawn and garden products and landscaping services.

Other Income and Expense

During April 2000, the Company entered into an agreement to merge with a privately held development stage internet company (iTract, LLC). Because several of the conditions necessary for the merger to proceed did not occur by the agreed upon date of March 1, 2001, the Company's Board of Directors decided that it was not in the best interest of the Company or its shareholders to continue with the transaction and on March 5, 2001, voted to terminate the merger agreement.

Other expenses for the year ended December 31, 2001 were approximately $30,000 compared to $574,000 for 2000. The decrease in other expenses for 2001 was principally due to the non-recurring merger related expenses of $553,000 in 2000, in connection with the terminated merger agreement mentioned above.

Interest income for the year ended December 31, 2001 decreased when compared to that of 2000 principally from the collection of a note receivable during the latter part of 2000 and the offsetting of short-term investments pledged as collateral on notes payable during 2001, as well as lower yields obtained during 2001 (from decreases in interest rates) on short-term investments and cash equivalents.

Interest expense for the year ended December 31, 2001 decreased when compared to that of 2000 as a result of lower interest rates experienced during 2001, as well as the offsetting of short-term investments to a related note payable. This decrease in interest expense was offset, in part, by an increase in long-term debt.

Interest income for the year ended December 31, 2000 remained comparable to that of 1999, as a result of similar investments yielding similar interest income.

Interest expense for the year ended December 31, 2000 increased by approximately $94,000 compared to that of 1999 due to increased borrowings of notes payable to finance terminated merger plan expenses, as well as to finance on a short-term basis the acquisition of land held for future development.

Write Down of Note Receivable

The Company owns a note receivable from the sale of a former subsidiary to a Dominican Republic company, which had a carrying value of $100,000 at December 31, 1998. The note is guaranteed by a junior lien on the borrower's property and equipment located in the Dominican Republic. In February 1997, the Company modified repayment terms waiving interest and principal payments until January 2000. The borrower did not comply with any of the modified repayment terms. As a result, during the fourth quarter of 1999, the Company wrote down the carrying value of the note to $20,000, and included the $80,000 charge as an other expense in the accompanying consolidated statement of operations for the year ended December 31, 1999.

FINANCIAL CONDITION

At December 31, 2001, the Company had cash of approximately $839,000, compared to cash of $973,000 at December 31, 2000. The decrease in cash at December 31, 2001 was principally due to net cash outflows from operating activities of $243,000, offset by net cash flows from investing activities of $38,000 and financing activities of $71,000. Among the net cash outflows from operations was an increase in accounts receivable and inventory (which resulted from reduced collections of receivables of $619,000 and an additional investment in inventories of $340,000), and the acceleration in payment of accounts payable of $226,000. Net cash flows from investing activities included, among others, the collection of $349,000 from the Company's principal shareholder, offset by purchases of equipment of $239,000. Net cash flows from financing activities included among others, an increase in long-term debt of $222,000, offset by repayments of $128,000. At December 31, 2001, the Company's current ratio improved to 2.1 to 1, compared to 1.6 to 1 at December 31, 2000.

The overall decrease in total liabilities at December 31, 2001 was due to the acceleration in payments of accounts payable previously mentioned and the application of short-term investments to pay off notes payable of $500,000. As a result, the Company's debt to equity ratio at December 31, 2001 improved to 61%, compared to 79% at December 31, 2000.

Stockholders' equity at December 31, 2001 increased principally due to results of operations for the year. During the year ended December 31, 2001, the Company issued 1,500 shares of common stock in connection with the conversion of stock options. There were no dividends declared during the year ended December 31, 2001.

CURRENT LIQUIDITY AND CAPITAL RESOURCES

The nursery industry requires producers to maintain large quantities of stock plants and inventory to meet customer demand and to assure a new source of products in the future. As a result, producers need to invest significant amounts of capital in stock plants and inventory. The Company believes it has adequate resources to meet its current and anticipated liquidity and capital requirements. The Company finances its working capital from cash flows from operations as well as borrowings under two short-term credit facilities with two local commercial banks. At December 31, 2001, the Company had $2 million of credit under these facilities, of which approximately $570,000 was available. During the first quarter of 2002, the Company replaced one of its existing $1 million credit facilities with a new $2.5 million credit facility with another commercial bank. As of March 25, 2002, the Company has $3.5 million under the two short-term credit facilities, of which approximately $1.6 million was available as of such date. The credit facility for $2.5 million is secured by the Company's trade accounts receivable and inventory. The other credit facility of $1 million is unsecured.

SIGNIFICANT FOURTH QUARTER ADJUSTMENTS

There were no significant fourth quarter adjustments for the year 2001.

During the fourth quarter of 2000, the Company wrote off unsalable inventory with an approximate carrying value of $439,000, which were charged to cost of sales.

During the third quarter of 1999, the Company recorded $150,000 in revenues based on estimates of amounts to be received in hurricane assistance payments from the Puerto Rico Department of Agriculture. During the fourth quarter, the Company was informed by the Puerto Rico Department of Agriculture that the actual amount to be received in assistance payments was approximately $112,000. Moreover, the Department of Agriculture informed the Company that the receipt of the payments would be subject to an agreement that its nursery farm subsidiary would remain operating as an agricultural business for ten years. Failure to meet this requirement could result in all or a portion of the amount received as assistance payments being required to be repaid to the Department of Agriculture. On the basis of this new information, during the fourth quarter of 1999, the Company took a charge against earnings of $150,000 to reverse the revenue previously recognized during the third quarter of 1999 and recorded a receivable and a deferred revenue of approximately $112,000 as of December 31, 1999. During 2000, as a result of a dispute with the lessor of the leased property, the Company was not able to formalize the agreement referred to above and therefore reversed the amounts previously recorded as receivable and deferred revenue.

During the fourth quarter of 1999, the Company also recorded a charge of to earnings of $80,000 to write down the carrying value of a note receivable from $100,000 to $20,000, see "Write Down of Note Receivable".

INFLATION

The primary inflationary factors which may affect the Company's results of operations and financial condition are the costs of labor and production materials such as soil, pots, chemicals, fertilizer and plant cuttings. During the last three years, the impact of inflation on the results of operations and financial condition of the Company has been minimal due to the stability of wage rates and the availability of production materials from a wide variety of sources.

The Company does not anticipate that inflation will have a significant effect on its future earnings or financial condition because increases caused by inflation are ordinarily recovered through increases in prices.

RISK MANAGEMENT

The Company's operations are vulnerable to severe weather, such as hurricanes, floods, storms and, to a lesser extent, plant disease and pests. The Company believes that it currently maintains adequate insurance coverage for its facilities and equipment. As of December 31, 2001, the Company had been unable to obtain adequate crop and business interruption insurance coverage at a reasonable cost. The Company intends to continue to seek to obtain crop and business interruption insurance coverage at reasonable rates. However, the Company has been unsuccessful in obtaining such insurance coverage during the past five years and no assurance can be given that the Company will be able to obtain such insurance coverages in the foreseeable future.

The Company believes it has taken reasonable precautions to protect its plants and operations from natural hazards. The Company's newer facilities are being constructed with fabricated steel in an attempt to reduce the damage from any future storms. Each of the Company's operations currently has access to a plentiful water supply and facilities for the protection of many of their weather-sensitive plants.

Accounts receivable are due from customers resident in Puerto Rico. Concentration of credit risk with respect to accounts receivable is mitigated by monitoring the operations and financial strength of the Company's customers. Certain short-term certificates of deposit are placed with local financial institutions. Such credit risk is mitigated by depositing the funds with high credit quality financial institutions and limiting the amount of credit exposure in any financial institution.

Deloitte & Touche LLP
1200 Hato Rey Tower
268 Muñoz Rivera Avenue
San Juan, Puerto Rico 00918-2511

Tel: (787) 759-7171
Fax: (787) 756-6340
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Margo Caribe, Inc.
Vega Alta, Puerto Rico

We have audited the accompanying consolidated balance sheets of Margo Caribe, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Margo Caribe, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 22, 2002

Stamp No. 1789742

affixed to original.

Deloitte
Touche
Tohmatsu

MARGO CARIBE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000

ASSETS

	2001	2000
Current Assets:		
Cash and equivalents	$ 838,921	$ 973,061
Short term investments	-	500,000
Accounts receivable, net	1,798,251	1,235,706
Inventories	3,510,381	3,170,074
Current portion of notes receivable	26,331	-
Prepaid expenses and other current assets	296,482	308,499
Total current assets	6,470,366	6,187,340
Property and equipment, net	1,398,689	1,676,158
Land held for future development	1,053,406	988,485
Due from shareholder	-	394,269
Notes receivable, net of current portion	42,164	60,754
Other assets	44,396	68,390
Total assets	$9,009,021	$9,375,396

LIABILITIES AND SHAREHOLDERS' EQUITY

	2001	2000
Current liabilities:		
Current portion of long-term debt	$ 129,047	$ 103,403
Notes payable	1,930,500	2,455,500
Accounts payable	868,071	1,138,979
Accrued expenses	194,294	199,144
Total current liabilities	3,121,912	3,897,026
Long-term debt, net of current portion	307,528	239,482
Total liabilities	3,429,440	4,136,508
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $0.01 par value; 250,000 shares authorized, no shares issued	-	-
Common stock, $.001 par value; 10,000,000 shares authorized, 1,923,622 and 1,922,122 shares issued, 1,883,822 and 1,882,322 shares outstanding in 2001 and 2000, respectively	1,924	1,922
Additional paid-in capital	4,659,792	4,657,544
Retained earnings	1,014,153	675,710
Treasury stock, 39,800 common shares, at cost	(96,288)	(96,288)
Total shareholders' equity	5,579,581	5,238,888
Total liabilities and shareholders' equity	$9,009,021	$9,375,396

See accompanying notes to consolidated financial statements.

MARGO CARIBE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2001, 2000, 1999

	2001	2000	1999
Net sales	$ 9,184,621	$ 8,302,810	$ 6,201,233
Cost of sales	5,795,347	6,168,347	3,971,122
Gross profit	3,389,274	2,134,463	2,230,111
Selling, general and administrative expenses	3,021,016	2,583,012	2,395,350
Income (loss) from operations	368,258	(448,549)	(165,239)
Other income (expense):			
Interest income	69,327	104,214	105,914
Interest expense	(122,984)	(140,431)	(46,876)
Write-down of note receivable	-	-	(80,000)
Recovery from damages caused by hurricane	-	-	12,880
Terminated merger expenses	-	(553,101)	-
Other income	23,842	15,134	45,454
Total other income (expense)	(29,815)	(574,184)	37,372
Net income (loss)	$ 338,443	$(1,022,733)	$ (127,867)
Basic and diluted income (loss) per common share	$ .18	$ (.54)	$ (.07)

See accompanying notes to consolidated financial statements.

MARGO CARIBE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 2001, 2000 and 1999

	Outstanding Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance at December 31, 1998	1,875,322	$1,915	$4,637,706	$ 1,826,310	$(96,288)	$6,369,643
Net loss	-	-	-	(127,867)	-	(127,867)
Balance at December 31, 1999	1,875,322	1,915	4,637,706	1,698,443	(96,288)	6,241,776
Issuance of common stock from Conversion of stock options	7,000	7	19,838	-	-	19,845
Net loss	-	-	-	(1,022,733)	-	(1,022,733)
Balance at December 31, 2000	1,882,322	1,922	4,657,544	675,710	(96,288)	5,238,888
Issuance of common stock from Conversion of stock options	1,500	2	2,248	-	-	2,250
Net income	-	-	-	338,443	-	338,443
Balance at December 31, 2001	1,883,822	$1,924	$4,659,792	$1,014,153	$(96,288)	$5,579,581

See accompanying notes to consolidated financial statements.

MARGO CARIBE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$ 338,443	$(1,022,733)	$ (127,867)
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Depreciation and amortization	497,051	434,176	543,165
Write-down of note receivable	-	-	80,000
Write off of unsalable inventory	-	439,000	-
Provision for bad debts	71,000	41,289	86,000
Loss (gain) on disposition of equipment	4,367	-	(16,451)
Changes in assets and liabilities affecting cash flows from operating activities:			
Accounts receivable	(618,545)	(175,273)	152,735
Inventories	(340,307)	(500,666)	(844,036)
Prepaid expenses and other current assets	12,017	(45,052)	(72,643)
Other assets	23,994	56,418	(71,176)
Accounts payable	(226,119)	214,422	147,532
Accrued expenses	(4,850)	16,749	(28,682)
Net cash used in operating activities	(242,949)	(541,670)	(151,423)
Cash flows from investing activities:			
Purchases of property and equipment	(238,949)	(306,977)	(394,688)
Proceeds from sale of equipment	-	-	59,910
Investment in land held for future development	(64,921)	(934,363)	-
Increase in notes receivable	(18,193)	-	(5,611)
Collection from advances from(to)shareholder	349,480	(58,659)	
Collection of notes receivable	10,452	482,161	3,109
Net cash provided by (used in) investing activities	37,869	(817,838)	(337,280)
Cash flows from financing activities:			
Increase in notes payable	200,000	1,355,500	600,000
Repayment of notes payable	(225,000)	-	-
Issuance of common stock from conversion of stock options	2,250	19,845	-
Proceeds from long-term debt	222,051	-	395,418
Repayments of long-term debt	(128,361)	(125,368)	(171,513)
Net cash provided by financing activities	70,940	1,249,977	823,905
Net increase (decrease) in cash and equivalents	(134,140)	(109,531)	335,202
Cash and equivalents at beginning of year	973,061	1,082,592	747,390
Cash and equivalents at end of year	$ 838,921	$ 973,061	$ 1,082,592

See accompanying notes to consolidated financial statements.

MARGO CARIBE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2000 and 1999

Note 1 - Business and Summary of Significant Accounting Policies

Margo Caribe, Inc. and subsidiaries (all Commonwealth of Puerto Rico corporations and collectively, the "Company") are primarily engaged in the production and distribution of a wide range of tropical plants for sale to interior and exterior landscapers, wholesalers and retailers. The Company is also engaged in the manufacturing and distribution of its own line ("Rain Forest") of planting media, sales and distribution of lawn and garden products, and provides landscaping design installation and maintenance services. The Company is also engaged in seeking real estate sites for the development of residential housing projects.

The Company's primary facility is located in Vega Alta, Puerto Rico. From this facility, the Company sells principally to customers in Puerto Rico and the Caribbean.

(a) Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of Margo Caribe, Inc. (the holding company) and its wholly-owned subsidiaries, Margo Nursery Farms, Inc., Margo Flora, Inc., Margo Landscaping and Design, Inc., Margo Garden Products, Inc., Rain Forest Products Group, Inc., Garrochales Construction and Development Corporation and Margo Development Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months of less to be cash equivalents. At December 31, 2001 and 2000, cash and equivalents include $500,000 invested in a certificate of deposit bearing interest at 1.5% and 5.35%, respectively, which has been pledged as collateral for notes payable (refer to Note 9).

(c) Inventories

Inventories of plant material include the cost of seeds, cuttings, pots, soil, and an allocation of chemicals, fertilizers, direct labor and overhead costs such as depreciation and rent, among others. Inventories of plant material are stated at the lower of cost (first-in, first-out) or market. Inventories of lawn and garden products are stated at the lower of average cost or market.

(d) Property and Equipment and Related Depreciation and Amortization

Property and equipment are carried at acquisition cost. Depreciation and amortization are provided over the estimated useful lives of the respective assets on a straight-line basis. Such useful lives range from four to twenty years. Land held for future development is stated at cost.

The Company considers depreciation of certain facilities and equipment as a direct cost of production of inventory. As inventory is sold, such cost is charged to cost of sales.

(e) Revenue Recognition

The Company recognizes sales of foliage and lawn and garden products upon shipment from its facilities to customers. Revenues from landscaping services are recognized as plants are installed at the customers' facilities.

(f) New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations". SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001, and eliminates the use the pooling of interests method.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets", which is effective January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption.

The adoption of SFAS No. 141 and 142 did not have any effect on the Company's results of operations or financial condition.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for Impairment or Disposal of Long-Lived Assets", which addresses the financial accounting and reporting for the impairment or disposal of long lived assets. The Statement superseded SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS 144 is effective for fiscal years beginning after December 15, 2001. This statement did not have a significant effect on the Company's results of operations or financial condition.

(g) Income Tax

The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the use of the asset and liability method in accounting for income taxes. Deferred income taxes are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities.

The Agricultural Tax Incentives Act of the Commonwealth of Puerto Rico ("Act No. 225" of December 1, 1995, as amended) provides the Company with a 90% tax exemption for income derived from "bonafide" agricultural business, including sales of nursery plants within Puerto Rico and outside Puerto Rico, as well as a 100% exemption from property, municipal and excise taxes.

Rain Forest Products Group, Inc.'s operations are covered under the Puerto Rico Industrial Tax Incentives Act of 1987 ("the Act"). Under the Act, the Company has a 90% tax exemption on income and property taxes and a 60% exemption on municipal taxes for a period of fifteen years, commencing January 1, 1997.

(h) Income (loss) per Common Share

The Company reports its earnings per share ("EPS") using Financial Accounting Standards Board Statement No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 requires dual presentation of basic and diluted EPS. Basic EPS is computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

(i) Fair Value of Financial Instruments

The amounts included in the consolidated financial statements for cash and equivalents, short term investments, accounts receivable, notes payable, accounts payable and accrued expenses reflect their fair value due to the short-term maturity of these instruments. The fair values of the Company's other financial instruments are discussed in Notes 5 and 10.

(j) Accounting for Stock-Based Compensation Plans

The Company accounts for its stock-based compensation plans pursuant to the provisions of Accounting Principles Board Opinion 25 and related interpretations, which generally require that compensation cost be recognized to the extent the market price of the related stock exceeds the exercise price at the measurement date. However, Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", provides an alternative method for measuring compensation cost by measuring the fair value of the option at the award date. Although the compensation cost measurement criteria is not required to be adopted, SFAS 123 requires disclosure of pro forma information regarding the effects of the application of its compensation cost measurement criteria and of other information.

(k) Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The allowance for doubtful accounts is an amount that management believes will be adequate to absorb estimated losses on existing accounts receivable that are estimated to be uncollectible based on evaluations of collectibility of specific customers and their prior credit experience. Because of uncertainties inherent in the estimation process, management's estimate of credit losses inherent in the existing accounts receivable and related allowance may change in the near term.

Direct and indirect costs that are capitalized as part of inventory of plant material which management estimates cannot be recovered from future sales of plant inventory are charged to cost of sales. Management's determination of the amount of capitalized costs that should be charged to cost of sales is based on historical sales experience and its judgement with respect to the future marketability of the inventory.

The Company has a deferred tax asset (refer to Note 11) of approximately $753,000 which is offset in full by a valuation allowance. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future. The amount of the deferred tax asset considered realizable could change in the near term if future income increases.

Note 2 - Inventories

At December 31, 2001 and 2000, inventories comprised the following:

Description	2001	2000
Plant material	$2,813,920	$2,556,984
Lawn and garden products	362,273	250,135
Raw material and supplies	334,188	362,955
	$3,510,381	$3,170,074

Note 3 - Accounts Receivable

At December 31, 2001 and 2000, accounts receivable comprised the following:

Description	2001	2000
Trade receivables	$1,822,315	$1,312,179
Government reimbursement	64,277	55,000
Accrued interest	390	9,590
Employee advances	8,367	7,024
Other accounts receivable	37,902	16,913
	1,933,251	1,400,706
Less allowance for doubtful accounts	(135,000)	(165,000)
	$1,798,251	$1,235,706

Included within trade receivables are approximately $59,000 due from Estancias de Cerro Mar, Inc. ("Estancias"), an entity controlled by the Company's principal shareholder. During the year ended December 31, 2001, the Company billed approximately $279,000 to Estancias for landscaping and landscape maintenance services.

Note 4 - Short Term Investments

At December 31, 2000, short term investments consisted of a $500,000 certificate of deposit bearing interest at 6.5%, which was pledged as collateral for notes payable (refer to Note 9).

Note 5 - Notes Receivable

At December 31, 2001 and 2000, notes receivable comprised the following:

Description	2001	2000
Note receivable from the sale of a former Dominican Republic subsidiary, with an original balance of $997,000 written down due to unfavorable collection experience	$ 20,000	$ 20,000
10% note, collateralized by real property	26,331	26,331
Non-interest bearing notes, due on demand, personally guaranteed by present Company personnel	22,164	14,423
	68,495	60,754
Less current portion	(26,331)	-
	$ 42,164	$ 60,754

Amounts reflected in the balance sheet for notes receivable approximate their current fair values based on market interest rates for comparable risks, maturities and collateral.

Note 6 - Property and Equipment

At December 31, 2001 and 2000, property and equipment comprised the following:

	2001	2000
Leasehold improvements	$1,364,949	$1,338,304
Equipment and fixtures	1,585,675	1,443,925
Transportation equipment	460,232	442,189
Real estate property	224,327	224,327
	3,635,183	3,448,745
Less accumulated depreciation and amortization	(2,236,494)	(1,772,587)
	$1,398,689	$1,676,158

During the years ended December 31, 2001, 2000 and 1999, depreciation expense charged to production was approximately $315,000, $261,000, and $293,000, respectively.

Note 7 - Land Held for Future Development

During December 2000, the Company exercised an option agreement and purchased approximately 109 acres of land in Arecibo, Puerto Rico at a total cost of approximately $988,000. The Company intends to develop this land into residential homes.

Note 8 - Due from Shareholder

At December 31, 2000, amount due from shareholder principally arose from the settlement of litigation with the Company's former principal lender, as well as other advances made by the Company on his behalf. During 2001 the Company's major shareholder repaid the outstanding balance of $394,269.

Note 9 - Notes Payable

At December 31, 2001 and 2000, the Company had short-term borrowings with various commercial banks in Puerto Rico, comprised of the following:

Description	2001	2000
Unsecured commercial line of credit of $1 million, bearing interest at 2% over Libor rate (4.6% at December 31,2001) due in June 2002	$ 800,000	$600,000
Commercial line of credit of $1 million, bearing interest at 1.8% over Libor rate (3.66% at December 31,2001)due on January 15, 2002, personally guaranteed by the Company's principal shareholder and collateralized by the 92 acre facility leased to the Company (see Note 15(a)). This note was refinanced upon maturity.	630,500	855,500
Note payable, collateralized by short term borrowings invested in a certificate of deposit, bearing interest at 1% over interest earned by the certificate (6.5% at December 31, 2000)due on demand	-	500,000

(continues)

Notes payable, collateralized by cash equivalent invested in a certificate of deposit, bearing interest at 1% over interest earned by the certificate (ranging from 2.29% to 2.90% at December 31, 2001)due on demand	500,000	500,000
	$1,930,500	$2,455,500

Note 10 - Long-Term Debt

At December 31, 2001 and 2000, long-term debt comprised the following:

Description	2001	2000
Five-year term loans, bearing interest at 2% over Libor rate (4.6% at December 31, 2001), payable in monthly installments of $10,754, through June 2006	$436,575	$318,610
Five-year term loans, variable interest rate, 8.50% at December 31, 2000, payable in quarterly installments of approximately $8,000 through October 2001, including interest. The loans are collateralized by transportation and farm equipment	-	24,275
	436,575	342,885
Less current portion	(129,047)	(103,403)
Long-term debt	$307,528	$239,482

Based on borrowing rates currently available to the Company for loans with similar terms and maturities, the fair value of long-term debt approximates the recorded amounts.

The annual aggregate maturities of long-term debt are as follows:

Year Ending December 31,	Amount
2002	$129,047
2003	129,047
2004	131,145
2005	36,146
2006	11,190
	$436,575

The Company's debt agreements contain various covenants, which among other things, require the Company meet certain debt to asset ratios and minimum working capital. At December 31, 2001 and 2000, the Company was in compliance with such covenants.

Note 11 - Income Taxes

The Company provides for income taxes using the applicable statutory tax rates in the Commonwealth of Puerto Rico.

Set forth below are explanations for the differences between the income tax provision (benefit) and the amount computed by applying the Puerto Rico statutory income tax rate of 39% to income (loss) before income tax provision:

	2001	2000	1999
Income tax provision (benefit) computed by applying tax rate	$ 131,992	$(398,865)	$(49,870)
(Increase) decrease in income tax benefit resulting from: Puerto Rico tax exemption	(80,452)	248,909	(66,519)
Tax loss carryover benefit (utilization) and other	(51,540)	149,956	116,389
	$ -	$ -	$ -

Deferred income taxes, prior to the valuation allowance, were recognized in the consolidated balance sheet at December 31, 2001 and 2000 due to the tax effect of temporary differences and loss carryforwards as follows:

	2001	2000
Deferred tax assets:		
Net operating loss carryforwards	$734,345	$877,237
Valuation allowance for accounts receivable	18,838	33,912
	753,183	911,149
Less valuation allowance	(753,183)	(911,149)
Net deferred tax asset	$ -	$ -

Note 12 - Income (loss) Per Common Share

Basic and diluted income (loss) per common share for the years ended December 31, 2001, 2000 and 1999 were determined as follows:

Basic income (loss) per common share:

	2001	2000	1999
Net income (loss) attributable to common shareholders	$ 338,443	$(1,022,733)	$ (127,867)
Weighted average number of common shares outstanding	1,882,877	1,881,440	1,875,322
Basic income (loss) per common share	$ .18	$ (.54)	$ (.07)

Diluted income (loss) per common share:

	2001	2000	1999
Net income (loss) attributable to common shareholders	$ 338,443	$(1,022,733)	$ (127,867)
Weighted average number of common shares outstanding	1,882,877	1,881,440	1,875,322
Plus incremental shares from assumed exercise of stock options	30,192	-	-
Adjusted weighted average shares	1,913,069	1,881,440	1,875,322
Diluted income (loss) per common share	$ .18	$ (.54)	$ (.07)

For the years ended December 31, 2000 and 1999, the effect of the assumed exercise of stock options determined by using the treasury stock method was antidilutive; thus no incremental shares were added to the weighted average number of common shares outstanding.

Note 13 - Commitments and Contingencies

The Company is a party to various legal actions arising in the ordinary course of business. In the opinion of management, the disposition of these matters will not have a material adverse effect on the financial condition or results of operations of the Company.

Note 14 - Preferred Stock

The certificate of incorporation of the Company authorizes the issuance of 250,000 shares of one cent ($0.01) par value serial preferred stock, and the Board of Directors is authorized from time to time to divide the preferred stock into series and to determine the number of shares of each series and the relative rights, preferences and limitations of each such series. As of December 31, 2001, there were no outstanding shares of preferred stock.

Note 15 - Lease and Option Agreements

(a) Property in Vega Alta, Puerto Rico

The primary Puerto Rico facility is leased from Michael J. Spector and Margaret D. Spector (the "Spectors"), who are officers, directors and major shareholders of the Company.

Effective January 1, 1993, the Company entered into a lease agreement with the Spectors for an initial five year period at a monthly rental of $19,000. In addition, the Spectors have released the Company from responsibility from any claims arising from the Company's use of a defective fungicide in its operations at the nursery facility. Under the lease, the Company is required to make monthly lease payments of $24,000, pay all taxes on property, maintain certain insurance coverages and otherwise maintain and care for the property. The lease is scheduled to terminate on December 31, 2002, but the Spectors have committed to grant the Company an option to extend the lease for an additional period of five years ending December 31, 2007.

Under the above lease agreement, the Company has the option to purchase the nursery facility at any time during the term of the lease, based on the property's appraised value. The Company pays $1,000 per month for this purchase option, which amount is expensed when paid.

Effective January 1, 1994, the Company amended the lease agreement with the Spectors to include an additional 27 acres of land adjacent to the nursery facility at a monthly rental of $1,750. This amendment did not provide for renewal nor purchase options towards the additional 27 acres of land. Effective January 1, 1998, the Company and the Spectors entered into an amendment to the lease agreement which grants the Company the right to continue to lease the 27 acre parcel on a month to month basis. Either party could terminate this portion of the lease upon 30 days prior written notice. In connection with this lease amendment, the Spectors also agreed to reimburse the Company by no later than March 1, 2001 for the unamortized value of the leasehold improvements applicable to said parcel as of the date of termination. Effective February 1, 2000, the lease agreement with respect to the 27 acre parcel was terminated. In March 2001, the Spectors paid the unamortized value of said improvements ($45,384) to the Company.

Total rental payments amounted to approximately $288,000, $290,000 and $309,000 in 2001, 2000 and 1999, respectively.

(b) Property in Barranquitas, Puerto Rico

Effective January 1, 1997, the Company entered into a lease agreement with Cali Orchids, Inc. to lease a 13 acre nursery facility located in the town of Barranquitas, Puerto Rico. The lease has an initial term of five years and may be renewed for two additional five-year terms at the Company's option. During the first year of the initial five-year term of the lease, monthly payments amount to $4,500. During the remaining four years of the initial term of the lease, monthly payments amount to $5,000. During the first and second renewal terms, monthly payments increase to $6,000 and $7,000, respectively. The lease agreement does not provide for any purchase option.

Total rental payments amounted to $60,000 in 2001, 2000 and 1999.

(c) Other Properties in Vega Alta, Puerto Rico

On March 24, 1999, the Company leased two additional parcels of land from the Puerto Rico Land Authority (an instrumentality of the Commonwealth of Puerto Rico). The two parcels are adjacent to each other, have a total area of 321 acres, and are located approximately one mile from the Company's main nursery facility in Vega Alta. Among other things, the lease agreement provides for an initial lease term of five years subject to three additional renewal terms of five years, at the option of the Company. During the initial term, total lease payments amount to $33,625 per year. Lease payments amounted to $33,600 in 2001 and 2000, and $25,200 in 1999. Lease payments for renewal terms are to be negotiated 90 days prior to each renewal term. The agreement provides for termination upon 30 days written notice by either party. During December 2001, the Company terminated this lease agreement with the Puerto Rico Land Authority as a result of intense flooding experienced in these parcels of land.

(d) Aggregate Lease Obligations and Expenses

The Company's obligations under the above and other non-cancelable operating lease agreements in force at December 31, 2001, assuming the Company exercises its renewal option on the Barranquitas, Puerto Rico property and excluding the monthly payments for the purchase option previously mentioned, are as follows:

Year ending December 31,	Minimum Lease Payments
2002	$ 360,000
2003	72,000
2004	72,000
2005	72,000
2006	72,000
Thereafter	420,000
	$1,068,000

Total rental expense under all operating lease agreements amounted to approximately $382,000, $403,000 and $400,000, for the years ended December 31, 2001, 2000 and 1999, respectively.

Note 16 - Stock Option and Salary Deferral Plans

Effective April 1998, the Company adopted the 1998 Stock Option Plan (the "1998 Plan") to replace the Company's 1988 Stock Benefits Plan (the "1988 Plan"). Outstanding options granted under the previous plan, including all related obligations and commitments, will continue to be honored by the Company.

Under the 1998 Plan, the Company's Board of Directors, through a committee, can award options to purchase up to 200,000 shares of common stock (exclusive of outstanding options under the previous plan) to eligible employees at 100% of the fair market value at the time of the grant, except that options granted to persons owning 10% or more of the outstanding common stock carry an exercise price equal to 110% of the fair market value at the date of grant. The 1998 Plan also provides for the automatic grant of options to purchase 2,500 shares of common stock to each non-employee director on the first business day following every annual meeting of shareholders.

Options vest ratably over a period of five years, become exercisable one year from the date of grant and expire ten years after the date of grant. The status of the stock options granted under the 1998 Plan and the prior 1988 Plan as of December 31, 1999, 2000 and 2001, and changes during the years ended on those dates, are as follows:

		Price per Share	
Description	Shares	Range	Weighted Average Price
Outstanding, December 31, 1998	116,000	$1.50 to $3.44	$2.78
Granted	20,000	2.25 to 2.75	2.41
Exercised	-	-	-
Forfeited	(1,500)	1.94 to 3.13	2.73
Outstanding, December 31, 1999	134,500	1.50 to 3.44	2.72
Granted	10,000	1.75 to 1.93	1.80
Exercised	(7,000)	1.50 to 3.13	2.84
Forfeited	(2,000)	1.94 to 3.13	2.54
Outstanding, December 31, 2000	135,500	1.50 to 3.44	2.65
Granted	40,000	2.06 to 4.13	2.72
Exercised	(1,500)	1.50	1.50
Forfeited	(4,000)	1.94 to 3.13	2.28
Outstanding, December 31, 2001	170,000	$1.50 to $4.13	$2.69

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Exercisable	Weighted Average Exercise Price
$2.88 - $3.16	38,500	1.5	$ 3.03	38,500	$3.03
3.13 - 3.44	37,500	4.6	3.27	37,500	3.27
1.50 - 1.94	26,500	6.4	1.82	16,100	1.82
2.25 - 2.75	17,500	7.4	2.43	8,500	2.44
1.75 - 1.93	10,000	9.0	1.80	4,000	1.77
3.75 - 4.13	40,000	10.0	2.72	-	-
$1.50 - $4.13	170,000	6.0	$2.69	104,600	$2.83

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in measuring stock based compensation, including options. Accordingly, no compensation expense has been recognized for options granted under both plans. Had compensation expense been determined based upon the fair value at the grant date for awards under any plan consistent with SFAS No. 123, "Accounting for Stock-Based Compensation", ("SFAS No. 123") the Company's net income (loss) and net income (loss) per share, on a pro forma basis, would not have significantly changed from those reported.

During 1998, the Company established a Salary Deferral Retirement Plan (the "Retirement Plan") under the provisions of Article 1165(a)(4) of the regulations under the Puerto Rico Internal Revenue Code of 1994. The retirement plan covers all employees who are at least 21 years old and is effective from the date of employment. For the years ended December 31, 2001, 2000 and 1999, the Company paid approximately $53,000 $50,000 and $38,000 respectively, representing the matching contributions under the retirement plan for all participants.

Note 17 - Supplemental Disclosures for the Statements of Cash Flows

(a) Non-Cash Investing Activities

During the year ended December 31, 2001, fully depreciated equipment with a cost of $26,568 was written off. The Company exchanged equipment with a book value of $19,367 recording a $15,000 account receivable, after recognizing a loss of $4,367 on the transaction. The Company also applied $44,789 from lease payments due to the Company's major shareholder against amounts due from the major shareholder to the Company. In another non-cash transaction, the Company applied a certificate of deposit amounting to $500,000 to pay off a related note payable.

During the year ended December 31, 2000, fully depreciated equipment amounting to $166,820 was written off. The Company also transferred unamortized leasehold improvements with a cost of $331,456 and a book value of $45,384 as an amount due from shareholder, regarding the termination of a lease agreement of a 27 acre parcel of land previously leased to the Company.

During the year ended December 31, 1999, fully depreciated equipment with a cost of $454,877 was written off, and equipment with a cost of $66,129 and a book value of $43,459 was sold at a gain of $16,451. Also, during 1999, an account receivable and a deferred revenue in the amount of $111,885 were established in connection with certain government assistance. These amounts were reversed in 2000.

(b) Other Cash Flow Transactions

During the years ended December 31, 2001, 2000, and 1999, the Company made interest payments of approximately $125,000, $134,000, and $44,400, respectively. During the years ended December 31, 2001, 2000 and 1999, the Company did not make any income tax payments.

Note 18 - Major Customers

During 2001, the Company's two largest customers accounted for approximately 35% ($3,275,000) of the Company's net sales. The first customer accounted for 24% ($2,220,000) and the second customer accounted for 11% ($1,055,000) of the Company's net sales.

During 2000, the Company's two largest customers accounted for approximately 30% ($2,429,000) of the Company's net sales. The first customer accounted for 17% ($1,379,000) and the second customer accounted for 13% ($1,050,000) of the Company's net sales.

During 1999, the Company's two largest customers accounted for approximately 26% ($1,592,000) of the Company's net sales. The first customer accounted for 14% ($864,000) and the second customer accounted for 12% ($728,000) of the Company's net sales.

Note 19 - Significant Concentration of Risk

As discussed in Note 1, the Company's operations are principally concentrated in Puerto Rico. The Company's operations are vulnerable to severe weather, such as hurricanes, floods, storms and, to a lesser extent, plant disease and pests. The Company believes that it currently maintains adequate insurance coverage for its facilities and equipment. As of December 31, 2001, the Company had been unable to obtain adequate crop and business interruption insurance coverage at a reasonable cost. The Company intends to continue to seek to obtain crop and business interruption insurance coverage at reasonable rates. However, no assurance can be given that the Company will be able to obtain such insurance coverages.

The Company believes it has taken reasonable precautions to protect its plants and operations from natural hazards. The Company's newer facilities are being constructed with fabricated steel in an attempt to reduce the damage from any future storms. Each of the Company's operations currently has access to a plentiful water supply and facilities for the protection of many of their weather-sensitive plants.

Accounts receivable are due from customers resident in Puerto Rico. Concentration of credit risk with respect to accounts receivable is mitigated by monitoring the operations and financial strength of the Company's customers. Certain short-term certificates of deposit are placed with local financial institutions. Such credit risk is mitigated by depositing the funds with high credit quality financial institutions and limiting the amount of credit exposure in any financial institution.

Note 20 - Segment Information

In June 1997, the Financial Accounting Standards Board issued Statement No. 131, Disclosure about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 establishes standards for the way an enterprise reports information about operating segments in annual financial statements and requires that enterprises report selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS 131 requires a reconciliation of total segment revenue and expense items and segment assets to the amount in the enterprise's financial statements. SFAS 131 also requires a descriptive report on how the operating segments were determined, the products and services provided by the operating segments, and any measurement differences used for segment reporting and financial statement reporting.

The Company's management monitors and manages the financial performance of three primary business segments: the production and distribution of plants, sales of lawn and garden products and landscaping services. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on net income or loss.

The financial information presented below was derived from the internal management accounting system and is based on internal management accounting policies. The information presented does not necessarily represent each segment's financial condition and results of operations as if they were independent entities. At December 31, 2001 and 2000, the Company had $1,053,406 and $988,485, respectively, in assets pertaining to a new real estate development segment (which had not generated any revenues or expenses), of which $64,921 and $934,363 were acquired during 2001 and 2000, respectively. These assets have been included as part of the segment assets under the plants segment presented below.

	2001			
	Plants	Lawn & Garden Products	Landscaping	Totals
Revenue from external customers	$3,785,948	$2,844,395	$2,554,278	$9,184,621
Intersegment revenues	308,299	81,894	-	390,193
Interest income	69,327	-	-	69,327
Interest expense	122,984	-	-	122,984
Depreciation and amortization	431,102	44,023	21,926	497,051
Segment income	207,861	54,227	76,355	338,443
Segment assets	7,016,957	1,015,901	976,163	9,009,021
Expenditures for segment assets	209,282	29,667	-	238,949

	2000			
	Plants	Lawn & Garden Products	Landscaping	Totals
Revenue from external customers	$3,826,927	$2,104,065	$2,371,818	$8,302,810
Intersegment revenues	332,364	34,819	-	367,183
Interest income	104,214	-	-	104,214
Interest expense	140,431	-	-	140,431
Depreciation and amortization	363,032	33,561	37,583	434,176
Segment loss	(796,800)	(124,407)	(101,526)	(1,022,733)
Segment assets	7,881,009	851,355	643,032	9,375,396
Expenditures for segment assets	306,977	-	-	306,977

	1999			
	Plants	Lawn & Garden Products	Landscaping	Totals
Revenue from external customers	$3,780,645	$1,120,342	$1,300,246	$6,201,233
Intersegment revenues	186,453	24,727	-	211,180
Interest income	105,914	-	-	105,914
Interest expense	46,876	-	-	46,876
Depreciation and amortization	444,765	33,868	64,532	543,165
Segment income (loss)	167,844	(132,515)	(163,196)	(127,867)
Segment assets	7,472,038	939,588	505,355	8,916,981
Expenditures for segment assets	296,380	53,015	45,293	394,688

Note 21 - Terminated Merger Agreement

During April 2000, the Company entered into an agreement to merge with a privately held development stage internet company (iTract, LLC). Certain conditions for the Company's obligation to proceed with the merger were not met as of March 1, 2001, and the Company's Board of Directors decided that it was not in the best interest of the Company or its shareholders to proceed with the transaction and terminated the merger agreement. The accompanying consolidated statement of operations for the year ended December 31, 2000 includes all expenses incurred in connection with the terminated merger agreement amounting to approximately $553,000.

MARGO CARIBE, INC. AND SUBSIDIARIES

STOCK PRICE INFORMATION

The Company's common stock is quoted on the NASDAQ Stock Market ("NASDAQ") under the symbol MRGO.

The following table sets forth the high and low sales prices for the Company's common stock, as reported by NASDAQ, for each of the calendar quarters of 2001 and 2000. The last reported sales price for the Common Stock on March 25, 2002 was $3.50 per share.

	2001		2000	
Quarter:	High	Low	High	Low
First	$3.38	$1.75	$29.50	$ 2.30
Second	3.50	2.00	29.00	8.00
Third	5.10	2.40	9.75	5.50
Fourth	5.25	3.10	5.50	1.75

There were approximately 62 holders of record of the common stock as of December 31, 2001. This amount includes custodians, brokers and other institutions which hold the common stock as nominees for an undetermined number of beneficial owners. As of March 25, 2002, the Company had 1,883,822 shares of common stock outstanding.

The Company did not pay any dividends on its common stock during 2001 or 2000. The payment of cash dividends in the future is dependent upon the earnings, cash position and capital needs of the Company, as well as other matters deemed relevant by the Company's Board of Directors.

Dividends paid on the Company's Common Stock are generally subject to a 10% withholding tax at source under Puerto Rico tax laws. United States shareholders may be entitled to a foreign tax credit, subject to certain limitations, in connection with the imposition of the withholding tax.

Prior to the first dividend distribution for the taxable year, individuals who are residents of Puerto Rico may elect to be taxed on the dividends at the regular graduated rates, in which case the special 10% tax will not be withheld from such year's distributions.

United States citizens who are non-residents of Puerto Rico may also make such an election, except that notwithstanding the making of such election of the 10% withholding tax will still be made on any dividend distribution unless the individual files with the Company prior to the first distribution date for the taxable year a certificate to the effect that said individual's gross income from sources within Puerto Rico during the taxable year does not exceed $1,300 if single, or $3,000 if married, in which case dividend distributions for said year will not be subject to Puerto Rico taxes.

The Company recommends that shareholders consult their own tax advisors regarding the above tax issues.

MARGO CARIBE, INC. AND SUBSIDIARIES

DIRECTORS AND OFFICERS

DIRECTORS

Michael J. Spector
Chairman of the Board
Of Directors

Margaret D. Spector
Secretary and Director

Michael A. Rubin
Director

Blas Ferraiuoli
Director

John A. Wing
Director

Mark Greene
Director

Ramon Dominguez
Director

Fernando Rodriguez
Director

OFFICERS

Michael J. Spector
Chief Executive Officer

Fernando Rodriguez
President and Chief
Operating Officer

Margaret D. Spector
Secretary

Rene Llerandi
Vice President
Sales and Marketing

Alfonso Ortega
Vice President,
Treasurer and Chief
Financial Officer

MARGO CARIBE, INC.

CORPORATE INFORMATION

TRANSFER AGENT AND REGISTRAR
Mellon Investor Services
450 West 33rd Street
15th Floor
New York, New York 1001-2697

CORPORATE OFFICE
Road 690
Kilometer 5.8
Vega Alta, Puerto Rico 00692
Telephones 888-883-2570
787-883-2570

10-K ANNUAL REPORT
A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge to shareholders by writing to the Vice President and Chief Financial Officer at the Corporate Office
P.O. Box 706
Dorado, Puerto Rico 00646

AUDITORS
Deloitte & Touche, LLP
Hato Rey Tower-Suite 1200
268 Munoz Rivera Avenue
San Juan, Puerto Rico 00918-2511